NO ACT

PE
12-22-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]TON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC

10010666

February 24, 2010

Received SEC
FEB 24 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-24-2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 22, 2009

Dear Mr. Gerber:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Bank of America by the Maryknoll Fathers and Brothers; the Missionary Oblates of Mary Immaculate; the Maryknoll Sisters of St. Dominic, Inc.; the Sisters of St. Francis of Philadelphia; the Benedictine Sisters of Monasterio Pan de Vida; the Benedictine Sisters of Mount St. Scholastica; the Sisters of St. Dominic of Caldwell, New Jersey; and the Sisters of Charity of Saint Elizabeth. We also have received letters on the proponents' behalf dated January 30, 2010 and February 15, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 24, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 22, 2009

The proposal seeks a report to shareholders, at reasonable cost and omitting proprietary information, on Bank of America's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponents provide Bank of America with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Bank of America has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7). We note that the proposal raises concerns regarding the relationship between Bank of America's policies regarding collateralization of derivatives transactions and systemic risk. In our view, the proposal may raise a significant policy issue for Bank of America, and we are unable to conclude that Bank of America has met its burden of establishing otherwise in its no-action request. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to bc taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

// PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 15, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Bank of America Corporation (Maryknoll)

Dear Sir/Madam:

On January 30, 2010, I sent a letter on behalf of my clients, the Maryknoll Fathers and Brothers (the Catholic Foreign Mission Society of America, Inc.), the Missionary Oblates of Mary Immaculate, The Maryknoll Sisters of St. Dominic, Inc., The Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Monasterio Pan de Vida, the Benedictine Sisters of Mount St. Scholastica, The Community of the Sisters of St. Dominic of Caldwell, New Jersey and The Sisters of Charity of St. Elizabeth (who are hereinafter jointly referred to as the "Proponents"), in response to a no-action letter request submitted by Hunton & Williams on behalf of Bank of America Corporation (hereinafter referred to either as "BAC" or the "Company") with respect to a shareholder proposal submitted to that company by the Proponents. The Proponents' shareholder proposal requests the Company to report on certain of its policies relating to derivatives. I am submitting this supplemental letter in order to bring to the Staff's attention certain news events that have transpired in the last few days with respect to the financial crisis affecting Greece and the Euro zone, and which, we believe, have a bearing on the question of whether the Proponents' shareholder proposal raises an important policy issue for issuers such as BAC.

RULE 14a-8(a)(7)

WALL STREET HELPED TO MASK DEBTS SHAKING EUROPE

The above is the headline appeared the lead article on page one of the New York Times on Sunday, February 14. One sub-head read:

Complex deals Allowed Greece to Overspend, Fueling a Crisis

Excerpts from the article follow:

> Wall Street tactics akin to the ones that fostered subprime mortgages in America have worsened the financial crisis shaking Greece and undermining the euro by enabling European governments to hide their mounting debts.
>
> As worries over Greece rattle world markets, records and interviews show that with Wall Street's help, the nation engaged in a decade-long effort to skirt European debt limits. . . .
>
> [In November, 2009, Wall Street bankers] held out a financing instrument that would have pushed debt from Greece's health care system far into the future, much as when strapped homeowners take out second mortgages to pay off their credit cards.
>
> It had worked before. In 2001, just after Greece was admitted to Europe's monetary union, Goldman helped the government quietly borrow billions, people familiar with the transaction said. That deal, hidden from public view because it was treated as a currency trade rather than a loan, helped Athens to meet Europe's deficit rules while continuing to spend beyond its means.
>
> . . . deals over the last decade are raising questions about Wall Street's role in the world's latest financial drama.
>
> As in the American subprime crisis and the implosion of the American International Group, financial derivatives played a role in the run-up of Greek debt. Instruments developed by Goldman Sachs, JPMorgan Chase and a wide range of other banks enabled politicians to mask additional borrowing in Greece, Italy and possibly elsewhere.
>
> In dozens of deals across the Continent, banks provided cash upfront in return for government payments in the future, with those liabilities then left off the books. Greece, for example, traded away the rights to airport fees and lottery proceeds in years to come.

Critics say that such deals, because they are not recorded as loans, mislead investors and regulators about the depth of a country's liabilities. . . .

While Wall Street's handiwork in Europe has received little attention on this side of the Atlantic, it has been sharply criticized in Greece and in magazines like Der Spiegel in Germany. . . .

Wall Street did not create Europe's debt problem. But bankers enabled Greece and others to borrow beyond their means, in deals that were perfectly legal. Few rules govern how nations can borrow the money they need for expenses . . . .

Such derivatives, which are not openly documented or disclosed, add to the uncertainty over how deep the troubles go in Greece and which other governments might have used similar off-balance sheet accounting.

The tide of fear is now washing over other economically troubled countries on the periphery of Europe, making it more expensive for Italy, Spain and Portugal to borrow. . . .

For all the benefits of uniting Europe with one currency, the birth of the euro came with an original sin: countries like Italy and Greece entered the monetary union with bigger deficits than the ones permitted under the treaty that created the currency. Rather than raise taxes or reduce spending, however, these governments artificially reduced their deficits with derivatives.

Derivatives do not have to be sinister. The 2001 transaction involved a type of derivative known as a swap. One such instrument, called an interest-rate swap, can help companies and countries cope with swings in their borrowing costs by exchanging fixed-rate payments for floating-rate ones, or vice versa. Another kind, a currency swap, can minimize the impact of volatile foreign exchange rates.

But with the help of JPMorgan, Italy was able to do more than that. Despite persistently high deficits, a 1996 derivative helped bring Italy's budget into line by swapping currency with JPMorgan at a favorable exchange rate, effectively putting more money in the government's hands. In return, Italy committed to future payments that were not booked as liabilities.

"Derivatives are a very useful instrument," said Gustavo Piga, an economics professor who wrote a report for the Council on Foreign Relations on the Italian transaction. "They just become bad if they're used to window-dress accounts."

Similarly, the on-line edition (there is no print edition) of today's (February 15) Wall Street Journal has an article from its Heard on the Street column entitled "Greece Shows Need for Derivative Reform". (See http://online.wsj.com/article/SB10001424052748704431404575066982745810158.html?mod=WSJ_article_MoreIn.) Excerpts follow:

> How many more crises will it take?
>
> The Greek emergency is a reminder of how little has been done to fix large, potentially unstable parts of the financial system. One motive for the European Union to intervene was to avoid banks taking losses on loans made in countries like Greece, Spain and Portugal. But banks also may have been exposed through derivatives contracts with the governments of fiscally weak European states.
>
> The banking lobby is resisting efforts to overhaul the $605 trillion market for derivatives that don't trade on exchanges. Although a lack of transparency and hidden leverage in this over-the-counter market fueled systemic weakness in 2008, regulators and politicians still haven't delivered some basic improvements.
>
> The Club-Med meltdown may persuade them to act. For years, Greece wrote large derivatives contracts with banks, mostly associated with sovereign-bond issues. These derivatives likely have a feature that now makes them particularly worrying for banks, lax "margin" requirements.
>
> If a bank does a derivatives trade with another private-sector entity, the agreement will stipulate when the counterparty must make payments to collateralize the trade. These margin payments, usually in cash, typically occur at the outset of the trade, and if the trade subsequently moves against the counterparty. A downgrade in a counterparty's credit rating also can trigger a payment. . . .
>
> Two things need to happen. First, all swaps pricing and volume need to be made public. That would allow investors to gauge whether swaps prices reflect widespread market sentiment or have increased on limited trading.
>
> Second, nearly all over-the-counter derivatives should be centrally cleared. This would lead to proper margin payments from all parties and shrink potentially dangerous pockets of undercollateralization. These developed in the crisis around once-triple-A-rated American International Group, and bond insurers. . . .

Additionally, the February 14 on-line edition (there is no print edition on February 14 or 15) of the Financial Times has an article entitled "Betting on Greek sovereign risk". (See http://www.ft.com/cms/s/0/616f4d1a-199b-11df-af3e-00144feab49a.html.)

Excerpts follow:

> . . . .But one has to ask why this sort of tough talk [by the French Finance Minister Lagarde] should be necessary. It should come as no surprise that OTC derivatives can cause systemic risk; they did after all play a role in many recent financial mishaps, such as AIG's failure in 2008. The problems are well known: the opacity of the market encourages regulatory arbitrage and allows concentrations of risk to build up unseen. Exposures can be huge as investors may buy insurance without having any insurable interest.
>
> Policymakers have been talking about requiring central counterparty clearing and exchange-based trading for derivatives since last spring. While no panacea, this would be a sensible first step. It would reduce counterparty risk by netting matching contracts. Disclosure requirements would let regulators assess the risk exposures. It would remove precisely the sort of regulatory blind spot that worries Ms Lagarde. But politicians have dragged their feet.
>
> The unhealthy gap between rhetoric and action is one Ms Lagarde seemed to recognize in a Financial Times interview last week. She fretted about the pace and direction of financial reform, noting that politicians risk "curing the symptoms and not the illness itself". There may well be a case for examining the "validity" of sovereign credit default swaps. Ms Lagarde should explain what she means. But before embarking on a new initiative, how about completing the unfinished business?

In another article published in today's on-line edition of the Financial Times entitled "EU demands details on Greek swaps" (http://www.ft.com/cms/s/0/cc82f954-1a3f-11df-b4ee-00144feab49a.html), the opening paragraphs read:

> European Union authorities have requested information from the Greek government about currency swaps it entered into on advice from Wall Street banks.
>
> The transactions were undertaken as recently as 2008, and have come under scrutiny as a possible means for the highly indebted government in Athens to mask further borrowings from the public.

Finally, Bloomburg News reported on February 15 as follows (See http://www.bloomberg.com/apps/news?pid=20601087&sid=a5MJFT2dMyIU&pos=1.):

Feb. 15 (Bloomberg) -- European Union regulators ordered Greece to disclose details of currency swaps after an inquiry by the country's Finance Ministry uncovered a series of agreements with banks that it may have used to conceal mounting debts.

The swaps were employed to defer interest payments by several years, according to a Feb. 1 report commissioned by the Finance Ministry in Athens. The document didn't identify the securities firms that arranged the contracts. The government turned to **Goldman Sachs Group Inc.** in 2002 to get $1 billion through a swap, **Christoforos Sardelis**, head of Greece's Public Debt Management Agency from 1999 to 2004, said in an interview last week.

"While swaps should be strictly limited to those that lead to a permanent reduction in interest spending, some of these agreements have been made to move interest from the present year to the future, with long-term damage to the Greek state," the Finance Ministry report said. The 106-page dossier is now being examined by lawmakers.

Eurostat, the EU statistics office, gave Greece until the end of the month to provide more information on the swaps, which do not necessarily break EU rules, European Commission spokesman **Amadeu Altafaj** told reporters in Brussels today. Standard & Poor's and Fitch Ratings are also questioning Greece over its use of the swaps, said two people with direct knowledge of the situation, who declined to be identified because the talks are private.

'Accounting Tricks'

"Greece used accounting tricks to hide its deficit and this is a huge problem," **Wolfgang Gerke**, president of the Bavarian Center of Finance in Munich and honorary professor at the European Business School, said in an interview. "The rating agencies are doing the right thing, but it may be too little too late. The EU slept through this." . . . .

Michael Meister, financial affairs spokesman for German Chancellor **Angela Merkel**'s Christian Democrats, said today in a telephone interview. "What is certain is that we must never leave this kind of thing lurking in the shadows again."

New Rules

Merkel's party aims to push for new rules that will force euro-region nations and banks to disclose bond swaps that have an impact on public finances, Meister said.

Greek Prime Minister **George Papandreou** more than tripled the 2009 deficit estimate to 12.7 percent after ousting two-term incumbent **Kostas Karamanlis** in October. Greek officials last month pledged to provide more reliable statistics after the EU complained of "severe irregularities" in the nation's economic figures.

CONCLUSION

What caused the estimate of the Greek government's 2009 deficit to be suddenly revised from 3.7% of national GDP to some 12.7% of GDP, thus plunging the euro community into crisis? Apparently a contributing factor, and perhaps the principal factor, was the same one that was solely responsible for AIG's bankruptcy, was largely responsible for Lehman's bankruptcy and was a major contributor to the insolvency of both Fannie Mae and Freddie Mac: unregulated, opaque over-the counter derivatives wholly lacking in transparency with unknown margin (collateral) requirements.

Meanwhile, the value of the euro against the dollar has dropped by about 10% since the revelation of the revised Greek deficit late last year. There is also worry that contagion will spread from the known users of derivatives, the governments of Greece and Italy, to the weak economies of Spain, Portugal and Ireland and, according to an article in The Wall Street Journal of February 13, perhaps even to Belgium and Austria.

We believe that the current crisis in euroland again demonstrates that the Proponents' shareholder proposal raises a significant policy issue for the Company.

In conclusion, we reiterate our request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber, Esq.
Rev. Seamus Finn
Gary Brouse
Laura Berry

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 22, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Maryknoll Fathers and Brothers and Multiple Co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated November 13, 2009 (the "Proposal") from Maryknoll Fathers and Brothers and, subsequent thereto, from multiple co-filers identified at the end of this letter (collectively, the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A** (including the correspondence from each of the co-filers). The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required, this letter shall also act as my opinion of counsel with regard to the exclusion of the Proposal under Rule 14a-8(i)(1). I am licensed to practice law in the States of Maryland and North Carolina.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

THE PROPOSAL

The Proposal mandates "that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated[.]"

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(7) and 14a-8(i)(1). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

In the *1998 Release*, the Division identified two central considerations underlying its policy:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as practical matter, be subject to direct shareholder oversight. . . .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of complex nature upon which shareholders, as a group, would not be in position to make an informed judgment. This consideration may come into play in number of circumstances, such as where the proposal involves intricate detail or seeks to impose specific time frames or methods for implementing complex policies.

In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of the proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*").

A. The Proposal infringes on management's ability to run the Corporation on a day-to-day basis.

The Proposal clearly falls within the ordinary business exclusion based on the application of the general underlying policy, including the two central considerations on which it rests. The Corporation is one of the world's largest financial institutions, providing a full range of banking, investing, asset management and other financial and risk management products and services, and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. In the normal course of business, to serve its clients and on its own behalf, the Corporation regularly enters into over-the-counter derivatives transactions. These financial products are one of the many banking products and services offered by the Corporation. Managing these transactions is an integral part of management's responsibility in directing the Corporation's day-to-day business.

As a broad-based financial institution, the Corporation constantly develops and refines policies in a variety of areas in the course of its ordinary, day-to-day operations. Developing and refining policies relating to the Corporation's derivatives trades is a fundamental element of management's responsibility for the day-to-day operation of the Corporation's business, and involves input on an on-going basis from a variety of sources, including financial, risk, compliance and legal experts. Such matters are properly within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions, and are not of the type that stockholders are in a position to appropriately evaluate.

In connection with serving its clients' needs, and given the size and structure of the Corporation, the Corporation must, on a day-to-day basis, prudently manage its assets and liabilities. In discharging those responsibilities, the Corporation is in the business of taking prudent risks using confidential and proprietary policies, tools and procedures. By requiring disclosure of the Corporation's policies with respect to over-the-counter derivatives trades as well as procedures to ensure collateral is maintained in separate accounts and not rehypothecated, the Proposal seeks to micro-manage a part of the Corporation's overall business. It is impracticable to expect that the discharge by management of these responsibilities could be, or should be, subject to direct oversight by stockholders. It is the responsibility of management and the Board of Directors to determine the appropriate balance between providing stockholders with sufficient material information about the Corporation and providing highly detailed and complex information with regard to a particular banking product or service offered by the Corporation on a daily basis. In addition, management is also charged with maintaining the confidentiality of detailed and complex policies with respect to investment holding and trading to prevent the Corporation from being placed at a competitive disadvantage to other market participants. As with other complex undertakings, in managing the Corporation's day-to-day operations, stockholders are not in a position to be directly involved in the discharge of management's responsibilities. The Proponent seeks to involve itself in the Corporation's detailed and complex policies and procedures as they relate to "all over-the-counter derivatives trades", "initial and variance margin (collateral)", collateral segregation and rehypothication.

Notwithstanding the foregoing, the Proponent believes that the stockholders at large are better suited than the experienced management that specialize in these matters and the Board of Directors to evaluate the Corporation's policies and procedures regarding derivatives trading. The Corporation's derivative transactions are detailed and complex and require a very high degree of financial knowledge and understanding to be properly managed, particularly in light of the ever evolving financial products sector and rapidly changing economic environment. The Corporation's management and Board of Directors are in a better position than stockholders to develop and refine policies with respect to derivatives trading. The Proposal attempts to usurp management's authority by allowing stockholders to govern the day-to-day business of managing the Corporation's policies and procedures regarding derivatives trading.

Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

B. The Proposal calls for additional disclosure regarding day-to-day operations.

The Division has provided guidance on the application of the exclusion for matters relating to the conduct of a company's ordinary business operations, including where the proposal calls for disclosure beyond that required in a company's periodic reports filed with the Commission under the Exchange Act. *See 1983 Release* (stating that where a proposal requests a report on a specific aspect of the company's business, the Division will consider whether the subject matter of the special report involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)). The Division has consistently found that proposals seeking additional detailed disclosure (whether in Exchange Act filings or special reports), the subject matter of which involves ordinary business operations, may be excluded under Rule 14a-8(i)(7). *See Johnson Controls, Inc.* (October 26, 1999). In an effort to alter the ordinary business nature of these proposals, proponents have frequently cited insufficient disclosure by a company that such proponents deem necessary to enable them to gauge the company's exposure to risk. In *J.P. Morgan Chase & Co.* (February 28, 2001) ("*J.P. Morgan*"), a proposal requested detailed disclosure regarding the risks of inflation and deflation on the company's financial condition was excludable because it related to the company's ordinary business. In *J.P. Morgan*, the proponent complained that the current level of disclosure was insufficient for stockholders to understand the company's exposure from interest rate movements. In *Travelers Group, Inc.* (February 5, 1998, *affirmed* March 13, 1998) ("*Travelers Group*"), a proposal was excludable that requested the company adopt proposed accounting rules related to disclosure for its derivative operations. In *Travelers Group*, noting that the company "trades in some of the most complex and exotic derivatives products," the proponent complained that "current reporting standards do not require market value accounting for this trading and stockholders, therefore, have no reliable means of assessing off-balance sheet risks of derivative exposure." In *BankAmerica Corporation* (February 8, 1996) ("*BankAmerica*"), a proposal requesting that the company's governing instruments be amended to require very detailed disclosure regarding the company's reserve accounts was excludable because it related to the format and content of the company's periodic reports. In *BankAmerica,* the proponent complained that stockholders could not determine the "true profitability of [the company]" based on the current disclosures. In *Crescent Real Estate Equities Company* (April 28, 2004) ("*Crescent*"), a proposal that requested additional disclosure regarding related party transactions was excludable. In *Crescent*, the proponent complained that stockholders could not determine from the current disclosures whether related party transactions were "evaluated to ensure [that] they were in Crescent's best interests and on arms length terms." The proponent continued, "[w]e believe that shareholders should receive such information, which will assist them in monitoring Crescent's board and management." In *Occidental Petroleum Corporation* (December 11, 1997) ("*Occidental Petroleum*"), a proposal requesting detailed disclosure regarding the financial capacity of the company's auditors was excludable. In *Occidental Petroleum*, the proponent complained that the current disclosure was insufficient for stockholders to assess the auditor's ability to pay claims in the event of a financial loss due to accounting errors.

The resolution set forth in the Proposal mandates disclosure of the Corporation's policies and procedures as they relate to "all over-the-counter derivatives trades", "initial and variance margin (collateral)", collateral segregation and rehypothication. However, the thrust of the supporting statement, much like the precedent no-action letters discussed above, is that the current disclosure provided by the Corporation does not satisfy the Proponent. In the supporting statement, the Proponent states that the report "will offer information needed [by shareholders] to adequately assess our company's sustainability and overall risk." By requiring the Corporation to disclose its policies and procedures relating to derivative transactions, the Proposal, in essence, calls for added disclosure regarding an [immaterial] segment of the Corporation's overall day-to-day operations beyond that which is called for by accounting standards or the Commission's rules and regulations. As with the precedent no-action letters discussed above, the Proposal seeks additional disclosure not otherwise required so as to provide additional information the Proponent believes necessary for it to evaluate the Corporation's management of and exposure to derivatives trading arrangements.

The responsibility for developing, implementing and refining polices relating to derivatives transactions is a complex task with respect to which neither the Proponent nor the stockholders at large are in a position to make an informed judgment. The disclosure required by the report goes beyond what is currently required under Commission rules and regulations and other applicable disclosure requirements. Once applicable regulatory requirements have been met, a determination of what additional information, if any, is to be included in the Corporation's disclosures, is within the discretion of the Corporation's Board of Directors and management, and is fundamentally a part of the ordinary business decisions made by the Corporation. *See e.g., Refac* (March 27, 2002) (allowing omission of a proposal requesting improved corporate disclosure practices); and *Time Warner, Inc.* (March 3, 1998) (allowing omission of a proposal requesting additional Year 2000 disclosure).

C. The Proposal's nexus to day-to day operations overrides any perceived social policy issue.

The Corporation acknowledges that the Division has stated that certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion as ordinary business in certain circumstances. *See Staff Legal Bulletin No. 14C (CF)* (June 28, 2005). But the matter of disclosing information with respect to policies regarding a financial service company's products and services does not raise any significant policy issue beyond the realm of a company's ordinary business operations. To the contrary, in *Travelers Group*, the Division did not find any "significant social policy issue" in connection with a proposal seeking enhanced disclosure of

HUNTON& WILLIAMS

derivatives operations. *See also Bank of America Corporation* (February 20, 2008) (concurring with exclusion on ordinary business grounds of a proposal requiring a report on collateral and other policies relating to structured investments and securities); *Merrill Lynch & Co.* (February 20, 2008) (same); and *Citigroup Inc.* (February 20, 2008) (same). Similarly, the Proposal does not focus on a significant policy issue, as its primary focus is on disclosure of the Corporation's financial products and related policies. Although managing derivative transactions is significant to the Corporation and part of its day-to-day operations, disclosure regarding such complex internal management policies and procedures does not raise any significant policy issues.

The Corporation acknowledges that the Division recently adopted *Staff Legal Bulletin No. 14E (CF)* (October 27, 2009) ("*SLB 14E*") addressing, among other things, stockholder proposals relating to risk. In *SLB 14E*, the Division indicated that it was changing its focus on no-action requests submitted under Rule 14a-8(i)(7) from whether a proposal relates to the company engaging in an evaluation of risk to the subject matter to which the risk pertains or that gives rise to the risk. *SLB 14E* states that going forward, the Division will "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

SLB 14E provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for stockholder vote. Adoption of *SLB 14E* did not change the Division's analysis with respect to determining whether a proposal relates to significant policy issues — *SLB 14E* specifically cites the *1998 Release*. The *1998 Release* provides that, in addition to the subject matter of the proposal, the Division considers the degree to which the proposal seeks to micro-manage a company. The Proposal clearly seeks to micro-manage the Corporation because it necessarily involves a review of the Corporation's day-to-day business as it relates to management's complex internal policy-making decisions that relate to the financial products and services the Corporation offers. The *1998 Release* provides that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." *See Ford Motor Co.* (March 2, 2004) (proposal requesting a report on global warming was excludable because it addressed "the specific method of preparation and the specific information to be included in a highly detailed report").

As noted above, the resolution set forth in the Proposal mandates disclosure of the Corporation's policies and procedures as they relate to "all over-the-counter derivatives trades", "initial and variance (collateral)", collateral segregation and rehypothication. While the supporting statement indicates that this information could be used by stockholders to assess the Corporation's sustainability and overall risk, the Proposal does not request that the Corporation engage in an evaluation of risk or report on potential risks, if any, associated with the Corporation's policies and procedures. Rather, the resolution asks the Corporation to disclose its detailed and complex policies and procedures. Accordingly, the Proposal does not raise any significant policy issues so as to override its ordinary business nature and exclusion under Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's Board of Directors. The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. See *MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004); *Philips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides, in part, that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Proposal was not drafted as a request of, or as a recommendation to, the Corporation's Board of Directors. Instead, the Proposal mandates board action. Thus, the Proposal relates to matters for which only the Corporation's Board of Directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as counsel to the Corporation, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Seamus P. Finn, OMI for:
Maryknoll Fathers and Brothers
Missionary Oblates of Mary Immaculate
Maryknoll Sisters of St. Dominic, Inc.
Sisters of St. Francis of Philadelphia
Benedictine Sisters of Monasterio Pan de Vida
Benedictine Sisters of Mount St. Scholastica
Sisters of St. Dominic of Caldwell New Jersey
Sisters of Charity of Saint Elizabeth (Sister Barbara Aires)

EXHIBIT A

See attached.

Rev. Joseph P. La Mar, M.M.
Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545-0305
Tel: 914 941 7636 Ext. 2287
Fax: 914 944 3601
jlamar@maryknoll.org

FACSIMILE COVER PAGE

TO:

Mr. Kenneth D. Lewis, CEO
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte NC 28255
Fax: 704 386 6699

REFERENCE Proxy Resolution

DATE Nov 13, 2009

COMMENT Resolution: Collateral in Over-the Counter Derivatives Trading

NUMBER OF PAGES INCLUDING COVER 4

MARYKNOLL
Fathers and Brothers Catholic Foreign Mission Society of America, Inc.
Corporate Social Responsibility
PO Box 305 Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 Fax (914) 944-3601 E-mail: jlamar@maryknoll.org www.maryknoll.org

November 13, 2009

Mr. Kenneth D. Lewis, CEO
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte NC 28255

By Fax: 704-386-6699
Original by Express Mail

Dear Mr. Lewis,

The Maryknoll Fathers and Brothers are concerned about the current fiscal crisis, its effect on worldwide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in lending practices by our Company. Therefore, the Maryknoll Fathers and Brothers request the Board of Directors to report to shareholders on the firm's policy on collateral as described in the attached proposal.

The Maryknoll Fathers and Brothers are beneficial owners of 90 shares of stock. We will retain shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Missionary Oblates of Mary Immaculate and present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Fr. Seamus Finn, OMI at (973-280-5402) if you have any questions about this resolution.

Sincerely,

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility

Enc
ICCR
Fr. Seamus Finn

OFFICE OF THE

NOV 13 2009

CORPORATE SECRETARY

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Merrill Lynch

Gray/Thompson Group

Global Wealth Management
105 South Bedford Road
Mt. Kisco, NY 10549

T 800 234 9241
F 914 371 2375
michael_gray@ml.com
brian_thompson@ml.com
http://fa.ml.com/michael_gray

Michael E. Gray
Vice President
Senior Financial Advisor
T 914 241 6461

Brian Thompson
Financial Advisor
T 914 241 6453

[illegible]
Client Associate
T 914 241 6408

November 9, 2009

Catholic Foreign Mission
PO Box 309
St. Josephs Bldg & Controllers
Maryknoll, NY 10545

To Whom It May Concern:

The Catholic Foreign Mission Society of America Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers are the beneficial owners of 90 shares of Bank of America (BAC). These shares have been consistently held since 11/13/2001.

If you have any questions, please call me at (914) 241-6461.

Sincerely,

Michael Gray, CFM
Vice President
Senior Financial Advisor

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From Rev. Séamus Finn, OMI
Justice and Peace/Integrity of Creation
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

To:
Kenneth Lewis
Chairman, President and CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

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Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 13, 2009

Kenneth Lewis, Chairman, President and CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 53,116 shares in Bank of America. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

We remain concerned about the current financial crisis, the untold hardship and suffering it has brought to millions and the crisis of confidence it has caused in the fabric of trust that the operation of our financial system relies on. We believe that the global financial system is in need of major reform and restructuring. We believe that all stakeholders have a role to play in this process and that our company can play a constructive role in restoring confidence and rebuilding trust in a system that has been so devastated.

We are grateful for the opportunity to meet with company representatives to address many of the issues that are priorities for us as investors and we look forward to continuing that process in the future. We believe that this issue addressed in the attached resolution is critical in remedying one of the gaps in present disclosure policies and practices and addressing it will ensure a stronger and more stable financial system in the future.

It is with this in mind that I write to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE ◆ Washington, DC 20017 ◆ Tel: 202-529-4505 ◆ Fax: 202-529-4572
Website: www.omiusajpic.org

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLLFREE 866 848 0383 FAX 410 545 2762

November 6, 2009

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 19,666 shares of Bank of America and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration
M & T Bank- MD1-MP33
P.O. Box 1596
Baltimore, Md 21203

STATE STREET.
For Everything You Invest In

Specialized Trust Services
JQB 7S
200 Newport Avenue
North Quincy, Massachusetts 02171

November 6,2009

To whom it may concern:

Re: OBLATE INTERNATIONAL PASTORAL INVESTMENT TRUST

State Street Bank and Trust ("State Street") is the custodian for the assets of the Oblate International Pastoral Investment Trust ("OIP") pursuant to the Custody Agreement dated as of September 24, 2002 and the Agreement letter dated July 3, 2007 ("the Agreements"). Under the terms of the Agreements, it is State Street's responsibility to keep the records of the holdings for OIP's accounts.

State Street has reviewed the records of the OIP accounts which it maintains pursuant to the Agreements and certifies that OIP is the beneficial owner of the following shares as of November 5, 2009 and has held these shares for the period of time referenced below:

Bank of America (cusip 060505104) 8,450 shares are currently held in BAVL and have been held since 12/14/07

Bank of America (cusip 060505104) 25,000 shares are currently held in BAVB and have been held since 9/19/03

Sincerely,

Tim McKerrow

Ph: 617-985-7525
Fx: 617-786-2196
tsmckerrow@statestreet.com

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 16, 2009

OFFICE OF THE

NOV 1 7 2009

CORPORATE SECRETARY

Mr. Kenneth D. Lewis
Chief Executive Officer and President
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Bank of America Corp. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Rev. Seamus Finn representing the Missionary Oblates of Mary Immaculate (202-269-6715). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

Dodd Newton Koeckert
Senior Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
877-356-8778

Merrill Lynch

November 9, 2009

TO WHOM IT MAY CONCERN:

This certifies that the Maryknoll Sisters of St. Dominic are the beneficial owners of 100 shares of Bank of America common stock. These shares have been held continuously for at least 12 months, and will continue to be held at least through the annual meeting.

Sincerely,

Dodd N. Koeckert

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Alice Herald

RECEIVED NOV 16 2009

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

OFFICE OF THE

NOV 17 2009

CORPORATE SECRETARY

November 13, 2009

Mr. Kenneth D. Lewis
Chief Executive Officer
Bank of America
101 South Tryon Stree
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Bank of America for many years. As faith-based investors we are truly concerned about the long-term consequences of irresponsible risk in investment products and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Bank of America as a sound financial institution. We ask our company to apply effective risk management principles and long term strategies in order not to fuel "an economic doom loop" as per Wednesday's message from the *Telegraph.co.uk.*

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Seamus Finn, OMI.. His contact information is: 202-529-4505, seamus@omiusa.org

As verification that we are beneficial owners of common stock in Bank of America, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Seamus Finn,OMI
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 10, 2009

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Bank of America Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/holder of record for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and /or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

Mr. Herold

RECEIVED NOV 18 2009

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 16, 2009

OFFICE OF THE
NOV 19 2009
CORPORATE SECRETARY

Kenneth Lewis, Chairman, President and CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

I am writing you on behalf of the Benedictine Sisters of Monasterio Pan de Vida in support the stockholder resolution on Collateral in Over-the-Counter Derivatives Trading. In brief, the proposal requests that the Board of Directors of Bank of America report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 129 shares of Bank of America Corp. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow from Merrill Lynch.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Rev. Seamus Finn, Missionary Oblates of Mary Immaculate at 202-269-6715 or by email at seamus@omiusa.org

Respectfully yours,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Investment Director for the Torreon Mission Account

Enclosure: 2010 Shareholder Resolution

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Ms. Herald

RECEIVED NOV 1 8 2009

Mount St. Scholastica

Benedictine Sisters

November 16, 2009

OFFICE OF THE

NOV 1 9 2009

CORPORATE SECRETARY

Kenneth Lewis, Chairman, President and CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Collateral in Over-the-Counter Derivatives Trading. In brief, the proposal requests that the Board of Directors of Bank of America report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1928 shares of Bank of America Corp. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow from Merrill Lynch.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Rev. Seamus Finn, Missionary Oblates of Mary Immaculate at 202-269-6715 or by email at seamus@omiusa.org

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

Enclosure: 2010 Shareholder Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

n.p. Herold

RECEIVED NOV 18 2009

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
triori@mindspring.com

OFFICE OF THE
NOV 19 2009
CORPORATE SECRETARY

November 16, 2009

Mr. Kenneth D. Lewis
Chairman & CEO
Bank of America Corporation
101 South Tyron St.
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

The Dominican Sisters of Caldwell, NJ and members of the Interfaith Center on Corporate Responsibility have had a long relationship with our Company. As institutional faith based shareholders we have raised concerns about the risk of some investment products. We offer this resolution to help focus our dialogue further in the hope to prevent future financial crises.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of Bank of America Corp., which we intend to hold at least until after the next annual meeting. Verification of ownership will follow.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to report to shareholders on the use of collateral on derivatives for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Rev. Seamus Finn, OMI of the Missionary Oblates of Mary Immaculate will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Collateral in Derivatives Trading (Credit Crisis)
2010 – Bank of America Corp.

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

mp. Herald

RECEIVED NOV 18 2009

150 YEARS
Charity
GENERATION TO GENERATION
SISTERS OF CHARITY OF SAINT ELIZABETH

November 13, 2009

OFFICE OF THE
NOV 19 2009
CORPORATE SECRETARY

Mr. Kenneth Lewis, Chairman, President and CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis,

The Sisters of Charity of Saint Elizabeth are concerned about the current fiscal crisis, its effect on world-wide communities and our Company's response to this critical situation. We believe the global financial crisis requires major changes in practices by our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders on the firm's policy on collateral as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 300 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with the Oblates of Mary Immaculate, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH, PO BOX 476, CONVENT STATION, NJ 07961-0476
973-290-5402 973-290-5441 (FAX) BAIRES@SCNJ.ORG

RESOLUTION: Collateral in Over-the Counter Derivatives Trading

Whereas the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

Whereas taxpayers in the United States have been forced to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations over the past 18 months;

Whereas leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

Whereas very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

Whereas concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

Whereas the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

Whereas numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

Whereas Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

Whereas multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

Be it resolved that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2010, the firm's policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement

For many years, the proponents have been concerned about the long-term consequences of irresponsible risk in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.